U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 5


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                           PRAXIS PHARMACEUTICALS INC.
                 (Name of Small Business Issuer in its charter)


                  UTAH                                     87-0393257
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)



    595 HORNBY STREET, SUITE 600, VANCOUVER, BRITISH COLUMBIA V6C 1A4 CANADA
               (Address of principal executive offices) (Zip Code)


                    Issuer's telephone number: (604) 646-5614


        Securities to be registered under Section 12(b) of the Act: NONE


           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)




Exhibit index on page 18                                     Page 1 of 31 pages


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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

     Praxis Pharmaceuticals Inc. ("Praxis" or the "Company") was formed in response to an apparent market opportunity in the pharmaceutical industry for small molecular agents capable of moderating inflammatory responses. The founding individuals recognized several significant diseases, which are inadequately served by current therapies, as providing this opportunity. Praxis is a startup company, which commenced operations in July 1997. Its mission is to develop a unique panel of therapeutics based on carbohydrate chemistry. To achieve that mission, Praxis plans to acquire licenses for products or intellectual property from other organizations or companies when and if there is sufficient evidence that this would facilitate the expansion of the range of therapeutics that Praxis has in its product line. Praxis also plans to develop new drugs internally. The drugs are intended to be used in the control of inflammation in a range of indications, such as skin conditions to autoimmune diseases. The technology also has applicability in the cosmetic and nutraceutical markets and agents for wrinkles and other conditions are being developed for these markets.

     Effective September 30, 1999, Praxis granted a worldwide, exclusive license to Fairchild International Inc. ("Fairchild"), an affiliate, for all products and processes developed, and to be developed, relating to arthritis and dermal wrinkles, in consideration for 2,600,000 shares of Fairchild common stock (valued at $26,000 initially, but subsequently written down to $1) and royalty payments based upon revenues earned by Fairchild from the sale of any developed products. In addition, a research and development agreement was entered into whereby Praxis was contracted to conduct a research program to be funded by Fairchild for a total amount of $250,000. (This agreement, including "Schedule C", has been filed as Exhibit 10.1 to this registration statement on Form 10-SB.) A first installment of $62,500 was paid on October 1, 1999. Quarterly payments of $50,000 are to be made beginning January 1, 2000, with a final payment of $37,500 due October 1, 2000. The January 1, 2000 and April 1, 2000 installments have been paid. The receipt of the remaining $87,500 from Fairchild is not certain. Fairchild's financial condition is questionable. The independent auditors' report on Fairchild's financial statements for the year ended December 31, 1999 included an explanatory paragraph relating to the uncertainty of Fairchild's ability to continue as a going concern. The funds paid by Fairchild to Praxis can only be used by Praxis for the conduct of the research projects and can only be expended in accordance with the budget included as part of "Schedule C", unless Praxis obtains prior written authorization from Fairchild. Fairchild and Praxis will, not less than once every three months, review and evaluate progress on the research projects. Following such reviews, milestones as set out in "Schedule C" may be revised as and when needed by mutual agreement between Fairchild and Praxis. The research program is to be fully funded by the funds received by Fairchild. The $250,000 budget for the research and development program includes allowances for all associated overhead and costs to be expended by Praxis on the program. No administrative overhead will be expended that is not covered by the funds received from Fairchild in relation to the research program. Praxis will not incur either directly or indirectly any additional expenses on the research program.

     Under the exclusive license, Praxis is to be paid 35% of net revenue, which is any consideration received by Fairchild from the sale of a licensed product or the granting of a sublicense, after deduction of the following: $250,000 to be paid by Fairchild plus any other development costs, manufacturing and production costs, marketing and selling costs, and expenses incurred by Fairchild in connection with obtaining regulatory approvals. This means that before any royalties are paid to Praxis, the following are first returned to
Fairchild: (1) the $250,000 research expenditures and (2) any other development costs, manufacturing and production costs, marketing and selling costs, and expenses incurred by Fairchild in connection with obtaining regulatory approvals. Further, there is nothing in the agreement that would prevent Fairchild from unilaterally deciding to continue to spend money on research and thereby, perhaps, use all monies that would otherwise be paid to Praxis as royalties. Accordingly, it is not certain when, if, or to what extent Praxis will receive any royalty revenues from this licensing arrangement. Upon the expiration of the last licensed patent, which includes any patents arising out of applications to be filed in the future, Fairchild's license shall become a fully paid-up, perpetual license. This date would be no sooner than 2016. The settlement of any disputes regarding this agreement with Fairchild will be by binding arbitration, with the arbitrators to be selected by the Company and Fairchild.

     At the time Praxis entered into the agreement with Fairchild in May 1999, David Stadnyk, an officer, director, and principal shareholder of the Company, owned approximately 16.4% of the outstanding stock of

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Fairchild and was a promoter of Fairchild.  In addition, in March 1999 Fairchild paid Mr. Stadnyk consulting compensation of $25,000, 500,000 shares of Fairchild common stock, and one-year options to purchase 1,000,000 shares of Fairchild common stock. The options expired without having been exercised. See "Company Development" below and Part I - Item 7. Certain Relationships and Related Transactions. The 16.4% ownership disclosed above includes the 500,000 shares received by Mr. Stadnyk as consulting compensation.

BACKGROUND AND CORPORATE STRUCTURE

     Praxis Pharmaceuticals, Inc. was incorporated on June 20, 1997 under the laws of the State of Nevada. In June 1998, Praxis-Nevada engaged in a reverse acquisition transaction with Micronetics, Inc., a company incorporated in Utah on December 31, 1981, where the shareholders of Praxis-Nevada gained control over Micronetics. Micronetics then changed its name to Praxis Pharmaceuticals Inc. Praxis-Nevada engaged in the reverse acquisition transaction to achieve having its common stock quoted on the OTC Bulletin Board. At the time of the transaction, the common stock of Micronetics was quoted on the OTC Bulletin
Board under the symbol "MKRO" and had a shareholder base of 262 holders. Praxis-Nevada had a shareholder base of 13. Immediately after the reverse acquisition transaction, the shareholders of Praxis-Nevada held approximately 98% of the outstanding shares of the Company.

     A wholly owned Australian subsidiary, Praxis Pharmaceuticals Australia Pty. Ltd. (ACN 082 811 630) ("Praxis-Australia"), was formed in June 1998 as a private company.

     In October 1999 an equity investment was made in Praxis-Australia by Rothschild Bioscience Managers Ltd., which reduced Praxis' equity ownership to 35%.

PATENTS AND LICENSE RIGHTS

     The Company has obtained exclusive licenses to exploit and use intellectual property possessed by the Australian National University in the area of phosphosugars and their analogues as anti-inflammatory agents, covered by the University's patents (including USA 5506210, European 89909685.3, International WO90/01938 and Australia PO3098/96).

     Anutech Pty Limited ("Anutech"), the commercial subsidiary of Australian National University, originally granted a license to the Company in October 1997. This earlier agreement was superseded by an agreement dated October 14, 1999. The Company's exclusive worldwide license pertains to the use of phosphosugars as nutraceuticals (foods that provide medicinal or health benefits), complementary medicines, or cosmetics. The license specifically excludes the use of phosphosugars as prescription therapeutics and topical application for wound care. As consideration for the license, Anutech is to receive a 4% royalty on net sales of products, 50% of all royalty income on net sales of products received from sublicensees, and 15% of all sublicense fees.

     Anutech has granted Praxis-Australia the exclusive worldwide license to the use of phosphosugars as prescription therapeutics and specifically excludes the uses granted to the Company. Anutech is to receive 2% of all amounts received by Praxis-Australia or any sublicensee in connection with the licensed intellectual property or related products.

     In addition to the licenses described above, Praxis owns two patents that relate to agents for use in immunosuppression and transplant rejection
(US5691346 and US 5837709). Praxis believes that patent protection of its technologies, processes and products is important to its future operations. The success of Praxis' proposed products might depend, in part, upon the Company's ability to obtain patent protection. Praxis intends to enforce its patent position and intellectual property rights vigorously. The cost of enforcing Praxis' patent rights in lawsuits, if necessary, may be significant and could interfere with Praxis' operations. Although Praxis intends to file additional patent applications, as management believes appropriate, with respect to any new products or technological developments, no assurance can be given that any additional patents will be issued or, if issued, will be of commercial benefit to Praxis. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents may afford. To the extent that Praxis relies on unpatented proprietary technology, no assurance can be given that others will not independently develop or obtain substantially equivalent or superior technology or


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

otherwise gain access to Praxis' trade secrets, that any obligation of confidentiality will be honored or that Praxiswill be able to effectively protect its rights to proprietary technology. Further, no assurance can be given that any products developed by Praxis will not infringe patents held by third parties or that, in such case, licenses from such third parties would be available on commercially acceptable terms, if at all.

COMPANY DEVELOPMENT

     It is envisioned that the Company will develop in stages:

     o   Research and Development
     o   Clinical Trials
     o   Commercialization

     Praxis' business plan envisions the first two stages taking place over the next three-year period. The Company has engaged in private placements of its stock to fund research and development activities. Additional funding of approximately $6,000,000 is being sought by the Company to enable it to develop its intellectual property portfolio and to engage in early clinical trials of its proposed products. Clinical trial activities will be necessary to generate evidence of efficacy in order to attract alliance partners. An alliance in pharmaceutical terms is the joint effort of a major pharmaceutical company and a smaller "junior" drug developer who has the idea and the research, but not sufficient capital to continue this to the next and most critical phase. Management believes that the future viability of Praxis relies greatly on the opportunity to gain the support, for mutual benefit, of one of the larger worldwide drug houses. This may be particularly appropriate to the development of formulations for topical or ocular delivery of Praxis drugs. Strategic alliances with such companies will be investigated as a matter of priority by Praxis.

     The Company entered into a Research, Development and Licence Agreement with Fairchild International Inc., an affiliate, dated as of May 11, 1999, which closed September 30, 1999. This agreement has been filed as Exhibit 10.1 to this registration statement, with the exception of a "Schedule B" referenced in the agreement which was never made a part of the agreement. At the time Praxis entered into the agreement, David Stadnyk, an officer, director, and principal shareholder of the Company, owned approximately 16.4% of the outstanding stock of Fairchild and was a promoter of Fairchild. In addition, in March 1999 Fairchild paid Mr. Stadnyk consulting compensation of $25,000, 500,000 shares of Fairchild common stock, and one-year options to purchase 1,000,000 shares of Fairchild common stock. The options expired without having been exercised. See
Part I - Item 7. Certain Relationships and Related Transactions.

     Under that agreement, Fairchild obtained an exclusive, worldwide license to make, use, and sell products and processes developed by Praxis relating to arthritis and dermal wrinkles in consideration for 2,600,000 shares of Fairchild common stock (valued at $26,000 initially, but subsequently written down to $1) and a research engagement for $250,000. A first installment of $62,500 was paid on October 1, 1999. Quarterly payments of $50,000 are to be made beginning January 1, 2000, with a final payment of $37,500 due October 1, 2000. The January 1, 2000 and April 1, 2000 installments have been paid. The receipt of the remaining $87,500 from Fairchild is not certain. Fairchild's financial condition is questionable. The independent auditors' report on Fairchild's
financial   statements  for  the  year  ended  December  31,  1998  included  an explanatory paragraph relating to the uncertainty of Fairchild's ability to continue as a going concern.

     Praxis agreed to conduct certain research projects commencing October 1, 1999. Any new intellectual property developed as a result of that research is to be included as part of the licensed technology and licensed to Fairchild. Fairchild is authorized to grant sublicenses and/or assign the license to an affiliate. Praxis is to be paid 35% of net revenue, which is any consideration received by Fairchild from the sale of a licensed product or the granting of a sublicense, less all of the following: the $250,000 paid by Fairchild and any other development costs, manufacturing and production costs, marketing and selling costs, and expenses incurred by Fairchild in connection with obtaining regulatory approvals. While the net revenue definition used in the Fairchild agreement is believed by management of the Company to be typical for this type of licensing agreement, it is not certain when, if, or to what extent Praxis will receive any revenues from this licensing arrangement. Upon the expiration of the last licensed patent, which includes any patents arising out of applications to be filed in the future, Fairchild's license shall become a fully paid-up, perpetual license. This date would be no sooner than 2016. The settlement of any disputes

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regarding this agreement with Fairchild will be by binding arbitration, with the arbitrators to be selected by the Company and Fairchild.

     Praxis will use its best efforts to conduct the research and development program outlined in the agreement with Fairchild. The agreement provides for adjustment of milestones according to progress. If the research and development project cannot be concluded satisfactorily by Praxis, the licensing component of the agreement is still in force unless the two parties mutually negotiate another research and development agreement or a new licensing agreement. Royalties are still payable to Praxis even if Praxis does not perform the research and development program to completion. Royalties from Fairchild to Praxis in the event of an alliance between Fairchild and a larger firm would still be 35% of net revenue, whether it is licensing fees or royalty payments that Fairchild receives from the larger firm. An alliance with a larger pharmaceutical firm would be on the basis of cash flowing from the larger firm to Praxis and Fairchild, so it would not result in a requirement of any payments from Praxis to another party.

     In October 1999, an agreement was entered into whereby the equity investment made in Praxis-Australia would be reduced to 35% through research and development funding invested by Rothschild Bioscience Managers Limited, of Melbourne, Victoria. The Rothschild investment is solely for the purpose of research and development into phosphosugar-based anti-inflammatory agents for registered therapeutic use.

     It is expected that the profitability and financial viability of the Company will ultimately rest with the corporate alliances that will be entered into at this stage of fund raising. As noted above, the benefits of a correctly structured alliance can be enormous for both parties involved. The Company expects to incur significant operating losses over at least the next three years. There is every likelihood that these losses may increase in the future as the research and development and clinical trials continue. The Company's profitability will ultimately depend upon its ability to reach development and obtain regulatory approval for its products, and to enter into alliances to develop, manufacture and market the products. There is no guarantee that the Company will ever be profitable.

     Praxis' near-term goals are to raise the funds necessary for the next five years of company research and development activities through share offerings and cash flow derived from sales and or licensing agreements on cosmetic products; invest in a dedicated research facility and personnel; and generate pre-clinical and early clinical results for the lead compounds. Over the long term, its goal is to develop strategic alliances with established pharmaceutical companies in order to conduct large scale, late stage clinical trials and to market approved therapeutics.

RESEARCH AND DEVELOPMENT

     During the fiscal years ended May 31, 2000, 1999 and 1998, the Company incurred $86,604, $92,456 and $50,016 in research costs, respectively.

     In  general   terms  the   research   and   development   process  for  the
pharmaceutical agents is as follows:

     o    Secure source of drug substance

     o    Development of validated analytical assays for purity and stability

     o Development of validated analytical assays for detection of the drug substance in plasma

     o    Formulation studies to provide a stable formulation for human use

     o    Full   toxicology   program  in  accord  with  current   international
          guidelines

     o    Preparation  of clinical  trial  material

     This process is expected to cost approximately $1,000,000 to complete and allows commencement of clinical trials. The Company intends to focus its efforts on the following conditions/diseases: psoriasis, surgical adhesions, ocular inflammation, rheumatoid arthritis, and wrinkles. Specific strategic commercial targets are as follows:

     o Psoriasis - Develop optimal dermal formulation and enter early stage clinical trials by second quarter 2001. Following the early stage trials (early Phase II), the Company plans to form a strategic alliance with large pharmaceutical company to advance clinical trials.

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

     o Surgical adhesions - Develop a data package which will be used to enter into an agreement with an appropriate large pharmaceutical company to receive milestone and royalty payments for further development. The goal is to have such a data package by first quarter 2001.

     o Ocular inflammation - Develop a data package which will be used to enter into an agreement with an appropriate large ophthalmic specialist pharmaceutical company to receive milestone and royalty payments for further development. The goal is to have such a data package by first quarter 2001.

     o Rheumatoid arthritis - Develop optimal oral formulation and enter early stage clinical trials by first quarter 2002. Following the early stage trials (early Phase II), the Company plans to form a strategic alliance with a large pharmaceutical company to advance clinical trials.

     o Wrinkles - A dermal product is to be finalized by second quarter 2000 and initial trials will begin in fourth quarter. An agreement has been entered into with a cosmetic marketing company that will be responsible for production and sales of the product in early 2001.

     o Acne - Clinical trials of a potential acne treatment developed internally by Praxis commenced in March 2000. If the results are favorable the filing of a new patent will be completed and a suitable alliance partner will be sought for further development and marketing.

     Although several drugs have been developed by various pharmaceutical companies to treat the diseases targeted by Praxis, relatively limited research has been conducted in the development of carbohydrate based on M6P receptor targeted pharmaceutical products. Although Praxis has demonstrated in pre-clinical studies that its carbohydrate compounds may have applicability in a broad range of diseases, clinical studies are yet to be performed to confirm these findings. The Company's proposed products are in the early development stage, require significant further research, development, testing and regulatory clearances, and are subject to the risks of failure inherent in the development of products based on innovative technologies. These risks include the possibilities that any or all of the proposed products may be found to be ineffective or toxic, or otherwise may fail to receive necessary regulatory clearances; that the proposed products, although effective, may be uneconomical to market; or that third parties may market superior or equivalent products. Due to the extended testing and regulatory review process required before marketing clearance can be obtained, Praxis does not expect to be able to realize revenues from the sale to consumers of any drugs within the next five years.

GOVERNMENT REGULATION

     The production and marketing of Praxis's pharmaceutical products are subject to regulation for safety, efficacy and quality. The Food and Drug Administration (FDA) approval procedure involves completion of certain pre-clinical and manufacturing/stability studies and the submission of the results of these studies to the FDA in an Investigational New Drug (IND) application in support of performing clinical trials. IND allowance is then followed by performance of human clinical trials and additional pre-clinical and manufacturing quality control studies supporting safety, efficacy and manufacturing quality control. The information developed under the IND is compiled into a New Drug Application and submitted to FDA for approval to market. The sequence of events is as follows:

     o PRE-CLINICAL STUDIES involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. These tests take on the average three and one-half years.

     o AN IND IS FILED with the FDA to begin testing the product on people. The IND becomes effective if the FDA does not disapprove it within 30 days. However, any FDA comments or questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense.

     o PHASE I trials consist of testing of the product in a small number of normal volunteers, primarily for safety. These trials take on the average one year.

     o In PHASE II, in addition to safety, the efficacy of the product is evaluated in a small patient population. This typically takes about two years.

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

     o PHASE III trials typically involve multicenter testing for safety and clinical efficacy in an expanded population of patients at geographically dispersed test sites. A clinical plan, or "protocol," accompanied by the approval of the institutions participating in the trials, must be submitted to the FDA prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if adverse events that endanger patients in the trials are observed. These trials take on the average three years.

     o NEW DRUG APPLICATION (NDA) is prepared and filed with the FDA, containing an analysis of the results of the pre-clinical and clinical studies on the new drug. Following extensive review, the FDA may grant marketing approval, require additional testing or information or deny the application. The average NDA review time for new drugs is roughly two and one-half years.

     o PHASE IV clinical trials may be requested to be performed after marketing approval to resolve any lingering questions.

     Continued compliance with all FDA requirements and the conditions in an approved application, including product specifications, manufacturing process and labeling requirements, are necessary for all products. Failure to comply, or the occurrence of unanticipated adverse events during commercial marketing, could lead to the need for labeling changes, product recall, seizure, injunctions against distribution or other FDA-initiated action, which could delay further marketing until the products are brought into compliance.

     The NDA itself is a complicated and detailed document and must include the results of extensive animal, clinical and other testing, the cost of which is substantial. Although the FDA is required to review applications within 180 days of filing, in the process of reviewing applications the FDA frequently requests that additional information be submitted and starts the 180 day regulatory review period anew when the requested additional information is submitted. The effect of such requests and subsequent submissions can significantly extend the time for the NDA review process. Until an NDA is actually approved, no assurance can be given that the information requested and submitted will be considered adequate by the FDA to justify approval.

     Whether or not FDA approval has been obtained, approval of a product by a comparable regulatory authority must be obtained in most foreign countries prior to the commencement of marketing of the product in that country. The approval procedure varies from country to country and may involve additional testing, and the time required may differ from that required for FDA approval. Although some procedures for unified filings exist for certain European countries, in general each country has its own procedure and requirements, many of which are time consuming and expensive. Thus, substantial delays in obtaining required approvals from foreign regulatory authorities may be encountered after the relevant applications are filed. After such approvals are obtained, further delays may be encountered before the products become commercially available.

     No assurance can be given that any required FDA or other governmental approval will be granted or, if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of Praxis's proposed products and cause Praxis to undertake costly procedures. This may furnish a competitive advantage to the more substantially capitalized companies with which Praxis plans to compete. In addition, the extent of potentially adverse government regulations that may arise from future administrative action or legislation cannot be predicted.

COMPETITION

     Praxis faces significant competition in the area of pharmaceutical research. Due to the Company's small size, it can be assumed that most if not all of its competitors have significantly greater financial, technical, and other resources. These competitors may be able to respond more quickly to new or emerging technologies than Praxis can. Also, the Company's competitors and potential competitors have greater name recognition and ability to enter into strategic partnerships to engage in new research and development efforts. To compete, Praxis may be forced to narrow its research and development focus, reducing its likelihood for success.

EMPLOYEES

     As of May 31, 2000, the Company had 6 full-time employees, 1 of which was an officer of the Company, Dr. William Cowden.

     The Company's opportunity for success depends largely upon the efforts, abilities, and decision-making of its executive officers. The loss any of the Company's key personnel could, to varying degrees, have an adverse effect on its operations and research and development efforts. The loss of any one of them would have a material adverse affect on the Company.

     The Company does not currently maintain "key-man" life insurance on any of its executive officers, and there is no contract in place assuring their services for any length of time. Within a reasonable period of time after sufficient funds are available, it is the Company's intention to develop a plan to purchase key-man life insurance for one or more key persons, with the Company designated as the beneficiary, and enter into employment contacts with its key executives. There is no assurance that the services of any member of management will remain available to the Company for any period of time, that the Company will be able to enter into employment contracts with any of its management, or that any of the Company's plans to reduce dependency upon key personnel will be successfully implemented. The Company plans to have industry standard non-compete and non-disclosure agreements with all of its employees.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The following discussion of the financial condition and results of operations for Praxis should be read in conjunction with the accompanying financial statements and related footnotes.

GENERAL

     The Company's business is the development and commercialization of drugs and nutraceuticals designed to prevent inflammation and their sequelae, and the development of cosmetics for skin conditions. To date, Praxis has not generated any revenues from product sales, royalties or license fees. Effective September 30, 1999, the Company entered into a sublicensing arrangement with Fairchild International Corp. for the development of a nutraceutical and cosmetic agent. In exchange for this sublicense, the Company is to receive $250,000 as reimbursement for research and development costs it shall incur. This amount and other costs will be deducted in arriving at "net revenues" upon which Praxis' 35% royalty payment is based. Praxis plans to develop novel drugs and cosmetics, and to commercialize these products through the formation of partnerships, strategic alliances and license agreements with pharmaceutical and cosmetic companies.

     It is expected that the profitability and financial viability of the Company will ultimately rest with the corporate alliances it can obtain. The Company expects to incur significant operating losses over at least the next three years. It is likely that these losses may increase in the future as the research and development and clinical trials continue. The Company's profitability will ultimately depend upon its ability to reach development and obtain regulatory approval for its products, and to enter into alliances to develop, manufacture and market the products. There is no guarantee that the Company will ever be profitable.

     Praxis' near-term goals are to raise the funds necessary for the next five years of company research and development activities through share offerings and cash flow derived from sales and or licensing agreements on cosmetic products; invest in a dedicated research facility and personnel; and generate pre-clinical and early clinical results for the lead compounds. Over the long term, its goal is to develop strategic alliances with established pharmaceutical companies in order to conduct large scale, late stage clinical trials and to market approved therapeutics.

RESULTS OF OPERATIONS

     YEAR ENDED MAY 31, 2000 COMPARED TO YEAR ENDED MAY 31, 1999. The Company continues to incur losses from operations. The net loss for the year ended May 31, 2000 was $230,173 as compared to $535,241 during the 1999 fiscal year. The decrease in the net loss is due in large part to the recovery of research advances from Fairchild in the amount of $135,594. As a result, project expenses were $(9,452) for the 2000 fiscal year as compared to $137,456 for the 1999 fiscal year.

Administration expenses also decreased by almost 47% for the 2000 fiscal year as compared to the 1999 fiscal year. The decrease was due primarily to a decrease in consulting fees of $224,858. Also, the Company during the 2000 fiscal year did not incur interest expenses on convertible debentures ($16,667) and finders fees ($7,500) that were incurred during the 1999 fiscal year. Promotion and travel expenses in 2000 ($98,616) increased by 23.9% over 1999 amounts ($79,594), as did professional fees ($54,942 in 2000 compared to $24,337 in 1999) and related party administration charges ($30,321 in 2000 compared to $14,874 in 1999).


     The decreased loss from operations ($535,241 for 1999 as compared to $203,175 for 2000) was offset only slightly by a loss of $26,998 resulting from the write-down of the Company's investment in the Fairchild shares and Praxis-Australia to reflect the Company's equity share of losses sustained by these entities.


     YEAR ENDED MAY 31, 1999 COMPARED TO PERIOD ENDED MAY 31, 1998. For the year ended May 31, 1999, the net loss was $535,241 as compared to a loss of $68,296 for the period from inception at June 20, 1997 to May 31, 1998. Project expenses were $52,836 in 1998 as compared to $137,456 in 1999. 1999 costs increased due to the hiring of a director of research and development and to increased pre-clinical study costs and internal research and development efforts.


     Administration expenses increased from $15,460 in 1998 to $397,785 in 1999. The most significant component of these expenses in 1999 was consulting fees of $241,358. Most of these consulting fees were paid through the issuance of the Company's common stock for public relations and other services.


LIQUIDITY AND CAPITAL RESOURCES


     Since inception, the primary source of funding for Praxis' operations has been the private sale of its securities. For the year ended May 31, 2000, the Company issued common stock for cash of $180,000. Through May 31, 1999, the Company issued common stock for cash of $302,725 and services of $237,208, and sold $50,000 of convertible debentures.

     At May 31, 2000, the Company had positive working capital of $123,928, as compared to a deficiency of $16,397 at May 31, 1999 and a deficiency of $119,296 at May 31, 1998. Of the liabilities at May 31, 2000, $71,426 was owed to related parties. Of the liabilities at May 31, 1999, $113,082 was owed to Alexander Cox & Co., an affiliate, for sums advanced for operations.

     At May 31, 2000, the Company had received subscriptions of $220,500, net of commissions payable of $24,500, for the sale of 612,500 shares of common stock and 612,500 common stock purchase warrants. Each warrant is exercisable for one year to purchase one share at $0.50 per share.

     Until such time as the Company obtains agreements with third-party licensees or partners to provide funding for the Company's anticipated research and development activities, the Company will be dependent upon proceeds from the sale of securities. Further, substantial funds will be required before the Company is able to generate revenues sufficient to support its operations. There is no assurance that the Company will be able to obtain such additional funds on favorable terms, if at all. The Company's inability to raise sufficient funds could require it to delay, scale back or eliminate certain research and development programs.

     The report of the Company's independent auditors on the financial statements for the year ended May 31, 2000, includes an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern. Praxis has suffered losses from operations, requires additional financing, and needs to continue the development of its products. Ultimately the Company needs to generate revenues and successfully attain profitable operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. There can be no assurance that it will be able to develop a commercially viable product. Even if the Company were able to develop a commercially viable product, there is no assurance that it would be able to attain profitable operations.

PLAN OF OPERATION

     Assuming that Fairchild pays its remaining installments of $87,500, the Company currently has cash and cash commitments to support the pre-clinical research program into anti-inflammatory drugs and anti-wrinkle compounds for at least the next 15 months. Additional funds will be needed to support any further operations at that time. In order to increase the value of the intellectual property to enhance the value of the Company, further funding will be required in the next 12 months to increase the size of the research and development operations and to conduct clinical trials. Pre-clinical research and development can be accomplished without an injection of capital in the next 12 months assuming receipt of the Fairchild funds. Unless extra capital is raised in the next 12 months there will be no change in the number of employees or rate of research and development. There are no anticipated purchases of plant or equipment or sale of same.

     The receipt of the Fairchild funds is not certain. As indicated in Part I -
Item 1. Description of Business above, Fairchild's financial condition is questionable. The independent auditors' report on Fairchild's financial statements for the year ended December 31, 1999 included an explanatory paragraph relating to the uncertainty of Fairchild's ability to continue as a going concern.

     If Fairchild can obtain the capital necessary to fund the costs for manufacturing, production, marketing, selling, and obtaining regulatory approvals, it is possible that sales of products for arthritis and wrinkles could commence in one to two years. This differs from prescription drugs, for which Praxis does not expect to be able to realize revenues from the sale to consumers within the next five years due to extended testing and regulatory review. The regulatory requirements are much less stringent for cosmetic and nutraceutical products than for prescription drugs. While there is nothing in the agreement that would prevent Fairchild from unilaterally deciding to continue to spend money on research and thereby, perhaps, use all monies that would otherwise be paid to Praxis as royalties, doing so would not benefit Fairchild. It would be in Fairchild's interest to commence sales of products to generate revenues.

YEAR 2000 READINESS DISCLOSURE

     The Year 2000 issue refers to the inability of computer and other information technology systems to properly process date and time information due to the programming of a two digit year rather than a four digit year. The risk is that a system will recognize the digits "00" as 1900 rather than the year 2000, or that the system may not recognize "00" as a year at all. As a result, computers and embedded processing systems may be at risk of malfunctioning, particularly during the transition from 1999 to 2000.

     The Company has completed its assessment of the impact of Year 2000 issues on its business operations. The Year 2000 issue may affect the Company in four principal areas including: (1) computer systems such as personal computers, operating systems, business software, and application software including accounting systems, technical support software and administration software; (2) field assets (primarily embedded systems) such as programmable logic controllers and equipment control panels; (3) other systems such as telephones, photocopiers and facsimile machines; and (4) third-party suppliers and service providers such as banks and insurance companies.

     To date, the Company has implemented and tested its computer software and hardware for Year 2000 compliance and has concluded that its hardware and software is Year 2000 compliant.

     The Company's Year 2000 program is designed to reduce the Company's risk of material losses due to the Year 2000 issue. Management does not anticipate any material adverse effect from the Year 2000 issue; however, the Company cannot be certain that it will not suffer material adverse effects in the event that third parties upon which the Company is dependent are unable to resolve their Year 2000 issues.


ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company does not own real property. The Company shares office facilities in Vancouver, British Columbia, for its executive offices, and is charged for office and rent and administrative services on a proportional cost basis by an affiliate. See Part I - Item 7. Certain Relationships and Related Transactions.

     Praxis accesses its research facilities through academic appointments of the directors with the Australian National University and the payment of an overhead fee to the university for the use of the facilities. These facilities include laboratory and animal facilities, which are already in use for the purpose of producing carbohydrate-based therapeutic compounds to be used in pre-clinical and clinical trials and meet all the necessary regulatory requirements. Praxis also has access to purpose built and equipped laboratory facilities, which are dedicated to all aspects of carbohydrate chemistry including synthesis, purification and analysis of compounds. The facilities also allow the performance of most other aspects of chemistry that might be required. Animal research facilities for all pre-clinical studies are available and are being used by Praxis as a result of Dr. Cowden's appointment at the Australian National University. These facilities meet all national standards for care and use of laboratory animals. Animals and associated services are provided by the University at a per animal charge which includes a component for infrastructure costs. Magnetic resonance imaging and mass spectroscopy are freely accessible. A Silicon Graphics workstation is operated and owned by Praxis. Full information technology services are in place enabling high speed Internet connection and computerized data handling. Other John Curtin School of Medical Research laboratories and scientists are also accessible by Praxis in the event of needing technology that is not directly available.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Company's common stock, as of May 31, 2000. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of common stock owned by them.


            NAME AND ADDRESS OF OWNER                   NUMBER OF SHARES OWNED             PERCENT OF CLASS (1)<F1>
Dr. Brett Charlton                                        1,666,110 (2)<F2> (3)<F3>               13.45%
24/1-9 Totterdell Street
Belconnen, 2617 Australia

Dr. William Cowden                                        1,566,110 (3)<F3>                       12.64%
56 Urambi Village
Darlington, NSW 2008 Australia

David Stadnyk                                             1,266,110 (3)<F3>                       10.22%
430 - 744 Hastings Street
Vancouver, BC V6C 1A5 Canada

Neysa Investments Pty. Ltd.                                 800,000                                6.77%
159 Victoria Road
Drummoyne, NSW 2047 Australia

Officers and directors as a group (3 persons)             4,498,330 (4)<F4>                       33.27%
------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from May 31, 2000, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on 11,822,209 shares outstanding.

(2)<F2> Includes 800,000 shares held in the name of Neysa Investment Ltd., a company owned and controlled by Dr. Charlton.

(3)<F3>  Includes  566,110 shares  issuable upon exercise of stock options.  See
         Item 6. Executive Compensation.

(4)<F4>  Includes 1,698,330 shares issuable upon exercise of stock options.  See
         Item 6. Executive Compensation.


CHANGES IN CONTROL

     We are not aware of any arrangements that may result in a change in control of Praxis.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:


NAME                               AGE      POSITION
Dr. Brett Charlton                 43       President, Medical Director, and director

Dr. William B. Cowden              45       Vice President, Scientific Director, and director

David Stadnyk                      35       Secretary and director

     The term of office of each director ends at the next annual meeting of Praxis' stockholders or when such director's successor is elected and qualifies. The term of office of each officer ends at the next annual meeting of the Praxis' board of directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

     The last annual meeting was held on August 30, 1999, in Vancouver, British Columbia.

     DR. BRETT CHARLTON, President and a director of the Company since June 19, 1998, is also responsible for the institution and management of all clinical trials as the medical director of the Company. He has basic clinical training and clinical involvement, particularly in diabetes. He has held academic appointments at the Walter and Eliza Hall Institute (January 1986 to January
1988) and Stanford University (February 1992 to January 1995), and has been at the John Curtin School of Medical Research, Australian National University since January 1995. Dr. Charlton has been the Medical Director of the Clinical Studies Unit of the National Health Sciences Center since June 1997. The National Health Sciences Center, located in Deakin, Australian Capital Territory, is a commercially funded non-profit organization that has government-based principal shareholders of the Australian National University, the University of Canberra, and the Australian Capital Territory. Funding is derived from fee for service conduct of clinical trials and fee for service provision of graduate courses through the University of Canberra. Revenues are used for funding of scientific research activities in the government sector. Dr. Charlton spent three years with Baxter Healthcare (January 1988 to January 1991), as research manager, where he was involved with new technology assessment, strategic planning and clinical trial management. He has been consulting for the biomedical and pharmaceutical industry since 1984. Dr. Charlton has published more than 50 scientific papers in medical and biomedical journals. He is a graduate of the University of New South Wales, Sydney, Australia, receiving his M.D. degree in 1979 and Ph.D. in 1985.

     DR. WILLIAM B. COWDEN, Vice President and a director of the Company since June 19, 1998, is also chief scientist and responsible for all drug development programs and pre-clinical testing. He has been the Senior Research Fellow at the John Curtin School of Medical Research, and Principal Scientific Advisor to ANUTech Pty Ltd., Canberra, Australia, since April 1994. Dr. Cowden was previously Senior Scientist at Peptide Technology Ltd., an Australia-based company, from April 1994 to May 1998. As part of his work within the commercial sector Dr. Cowden has been involved in drug development studies from the earliest stages of identification of drug candidates, including pre-clinical assessment, up to the early clinical trial stage. Major pharmaceutical companies, such as Johnson & Johnson Medical Corp., Cypros Pharmaceuticals Inc., and Progen Industries Inc., currently license some agents discovered in his laboratory. He has published over 100 papers in peer-reviewed scientific medical journals. He is the inventor and co-inventor on seven patents. He is a graduate of the University of Queensland, Brisbane, Australia, and received his Ph.D. degree in 1979.

     DAVID STADNYK, Secretary and a director of the Company from June 19, 1998 to September 21, 1999 and since December 21, 1999, has diverse experience in corporate management and finance. He has served as the Chairman, President, Secretary and a director of Goanna Resources, Inc., a publicly listed mining company (now known as Fairchild International Inc.) from its inception in June 1997 to March 1999. He was the President and CEO of Alexander News International, a publicly traded newspaper publishing chain in Canada, from July 1994 to February 1997. Mr. Stadnyk was also a licensed stockbroker with two national investment houses in Canada. Since July 1997, Mr. Stadnyk has been the executive director of Alexander Cox & Co. based in Sydney, Australia and Vancouver, British Columbia, which engages in financial consulting and venture capital funding. He is a graduate of the University of British Columbia.

     No other directorships are held by each director in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company, under the Investment Company Act of 1940.

     Drs. Charlton and Cowden and Mr. Stadnyk may be deemed to be "promoters" and "control persons" of the Company, as that term in defined in the Securities Act of 1933. There are no other control persons.


ITEM 6.  EXECUTIVE COMPENSATION.

     The Company is not presently paying any executive compensation except for consulting fees to Dr. Cowden. See Part I - Item 7. Certain Relationships and Related Transactions. It has no long-term incentive plans. The Company does not pay directors for their services as such nor does it pay any director's fees for attendance at meetings. Directors are reimbursed for any expenses incurred by them in their performance as directors.

         There are no employment agreements with any of the Company's executive officers.

STOCK OPTION PLAN

     On August 30, 1999, the Company's shareholders adopted a 1999 Stock Option Plan under which a total of 1,698,330 shares were reserved initially for grant to provide incentive compensation to officers and key employees. The number of shares available for grant adjusts annually, commencing on the first day of the next fiscal year to a number equal to 15% of the number of shares outstanding on last day of the fiscal year just completed.

     The board of directors administers the Stock Option Plan. Options may be granted for up to 10 years at not less than the fair market value at the time of grant, except that the term may not exceed five years and the price must be 110% of fair market value for any person who at the time of grant owns more than 10% of the total voting power of the Company. Unless otherwise specified in an optionee's agreement, options granted under the plan to officers, officer/directors, and employees will become vested with the optionee after six months. The Plan will remain in effect until the board of directors terminates it, except that no incentive stock option, as defined in Section 422 of the Internal Revenue Code, may be granted after July 8, 2009.

     Options may be exercised by payment of the option price (i) in cash, (ii) by tender of shares of Company common stock which have a fair market value equal to the option price, or (iii) by such other consideration as the board of directors may approve at the time the option is granted.

     As of December 10, 1,698,330 options had been granted under the plan as follows:

           OPTIONEE                  NUMBER OF OPTIONS             EXERCISE PRICE               EXPIRATION DATE
Dr. Brett Charlton                        566,110                       $0.41                     12/09/2004

Dr. William Cowden                        566,110                       $0.41                     12/09/2004

David Stadnyk                             566,110                       $0.41                     12/09/2004


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     ALEXANDER COX & CO. Alexander Cox & Co., a company owned and controlled by David Stadnyk, has advanced sums to the Company from time to time for working capital needs. At May 31, 1999 and 2000, $113,082 and $71,426, respectively, were owed to Alexander Cox & Co. Cumulative amounts owed to Alexander Cox & Co. from the Company's inception to May 31, 2000, totaling $143,696, have been for the following: administration and office charges ($48,814) and expenses paid on behalf of the Company, such as research and development ($34,234); reorganization costs ($57,500); and professional fees ($3,148). As of May 31, 2000, the Company had repaid $72,270, leaving $71,426 owing at that date. Interest does not accrue and there is no date established for repayment. In addition, the Company shares office facilities with Alexander Cox & Co. and is charged for its proportional share of rent and administrative services. During the years ended May 31, 1999 and 2000, $14,874 and $30,321, respectively, were paid for rent and services.

     FAIRCHILD INTERNATIONAL, INC. The Company entered into a Research, Development and Licence Agreement with Fairchild International Inc. ("Fairchild"), an affiliate, dated as of May 11, 1999, which closed September 30, 1999. Under that agreement, Fairchild obtained an exclusive, worldwide license to make, use, and sell products and processes developed by Praxis relating to arthritis and dermal wrinkles in consideration for 2,600,000 shares of Fairchild common stock (valued at $26,000 initially, but subsequently written down to $1) and royalty payments based upon revenues earned by Fairchild from the sale of any developed products. In addition, a research and development agreement was entered into whereby Praxis was contracted to conduct a research program to be funded by Fairchild for a total amount of $250,000. (This agreement, including "Schedule C", has been filed as Exhibit 10.1 to this registration statement on Form 10-SB.) A first installment of $62,500 was paid on October 1, 1999. Quarterly payments of $50,000 are to be made beginning January 1, 2000, with a final payment of $37,500 due October 1, 2000. The January 1, 2000 and April 1, 2000 installments have been paid. The receipt of the remaining $87,500 from Fairchild is not certain. Fairchild's financial condition is questionable. The independent auditors' report on Fairchild's
financial   statements  for  the  year  ended  December  31,  1999  included  an explanatory paragraph relating to the uncertainty of Fairchild's ability to continue as a going concern.


     The funds paid by Fairchild to Praxis can only be used by Praxis for the conduct of the research projects and can only be expended in accordance with the budget included as part of "Schedule C", unless Praxis obtains prior written authorization from Fairchild. Fairchild and Praxis will, not less than once every three months, review and evaluate progress on the research projects. Following such reviews, milestones as set out in "Schedule C" may be revised as and when needed by mutual agreement between Fairchild and Praxis. The research program is to be fully funded by the funds received by Fairchild. The $250,000 budget for the research and development program includes allowances for all associated overhead and costs to be expended by Praxis on the program. No administrative overhead will be expended that is not covered by the funds received from Fairchild in relation to the research program. Praxis will not incur either directly or indirectly any additional expenses on the research program.


     Praxis agreed to conduct certain research projects commencing October 1, 1999. Any new intellectual property developed as a result of that research is to be included as part of the licensed technology and licensed to Fairchild. Fairchild is authorized to grant sublicenses and/or assign the license to an affiliate. Under the exclusive license, Praxis is to be paid 35% of net revenue, which is any consideration received by Fairchild from the sale of a licensed product or the granting of a sublicense, after deduction of the following:
$250,000 to be paid by Fairchild, plus any other development costs, manufacturing and production costs, marketing and selling costs, and expenses incurred by Fairchild in connection with obtaining regulatory approvals. This means that before any royalties are paid to Praxis, the following are first returned to Fairchild: (1) the $250,000 research expenditures and (2) any other development costs, manufacturing and production costs, marketing and selling costs, and expenses incurred by Fairchild in obtaining regulatory approvals. Further, there is nothing in the agreement that would prevent Fairchild from unilaterally deciding to continue to spend money on research and thereby, perhaps, use all monies that would otherwise be paid to Praxis as royalties. Accordingly, it is not certain when, if, or to what extent Praxis will receive any royalty revenues from this licensing arrangement.


     At the time Praxis entered into the agreement with Fairchild in May 1999, David Stadnyk, an officer and director of the Company, owned approximately 16.4% of the outstanding shares of Fairchild and was a promoter of Fairchild. In addition, in March 1999 Fairchild paid Mr. Stadnyk consulting compensation of $25,000, 500,000 shares of Fairchild common stock, and one-year options to purchase 1,000,000 shares of Fairchild common stock. The options expired without having been exercised. The 2,600,000 shares of Fairchild owned by the Company represented approximately 24% of the outstanding shares on the issuance date. According to Fairchild's amended Form 10-SB registration statement filed July 20, 2000, Praxis and David Stadnyk were the largest shareholders of Fairchild, owning 23.7% and 19.8%, respectively, of the outstanding shares as of January 25, 2000. Winston Cabell and David Lane were reported to own 6.7% and 6.9%, respectively. The 16.4% ownership disclosed above includes the 500,000 shares received by Mr. Stadnyk as consulting compensation

     Drs. Charlton and Cowden negotiated the terms of the license agreement on behalf of the Company and Byron Cox, the President of Fairchild, negotiated on behalf of Fairchild. Since Fairchild's common stock is not widely traded, the amount of Fairchild shares sought by the Company was not determined by a dollar value assigned to the stock. Also, the license was difficult to value. Instead, the Company sought to have a significant financial stake in Fairchild, based on the premise that if the Company's research and development efforts prove to be successful, the Company should benefit through the receipt of royalty payments and through an ownership interest in Fairchild.

     PAYMENTS TO OTHER RELATED PARTIES. During the years ended May 31, 1999 and 2000, $14,869 and $50,463, respectively, were paid to Dr. William Cowden for consulting fees for services rendered in connection with the scientific conduct of research and development. During the year ended May 31, 2000, the following were also paid by the Company for services rendered in connection with the scientific conduct of research and development: Dr. Brett Charlton (an officer and director) - $7,331; Neysa Investments Pty. Ltd. (a company owned and controlled by Dr. Charlton) - $9,430; and Sciworks (a company of which Dr. Cowden is a director) - $14,104.


ITEM 8.  DESCRIPTION OF SECURITIES.

GENERAL

     The Company is authorized to issue of up to 50,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. You may wish to refer to the Company's articles of incorporation and bylaws, copies of which are available for inspection. None of the holders of any class or series of the Company's capital stock has preemptive rights or a right to cumulative voting. As of July 19, 2000, there were issued and outstanding 11,822,209 shares of common stock and no shares of preferred stock.

PREFERRED STOCK

     The Company's board of directors may determine the designations, rights, preferences or other variations of each class or series of the preferred stock. No classes or series of preferred stock have been established as of the date of this registration statement. The issuance of any shares of preferred stock may operate to the detriment of the rights of holders of the common stock, such as possibly preventing a takeover that could be advantageous to the shareholders, making the common stock less marketable, and causing a decrease in the price of the common stock.

COMMON STOCK

     As of July 19, 2000, there were 11,822,209 shares of common stock issued and outstanding. The board of directors may issue additional shares of common stock without the consent of the common stockholders. The shareholders of the Company approved a 1-for-5 reverse stock split to be effected by the Board of Directors at any time on or before August 23, 2000.

     VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote. The common stockholders do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose.

     NO PREEMPTIVE RIGHTS. Holders of common stock are not entitled to any preemptive rights.

     DIVIDENDS AND DISTRIBUTIONS. Holders of common stock are entitled to receive such dividends as may be declared by the directors out of funds legally available for dividends and to share pro rata in any distributions to holders of common stock upon liquidation or otherwise. However, the Company has never paid cash dividends on its common stock, and does not expect to pay such dividends in the foreseeable future.

     "PENNY STOCK REGULATION OF BROKER-DEALER SALES OF COMMON STOCK. The Securities and Exchange Commission (SEC) has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's Common Stock is subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Praxis common stock was traded over-the-counter from July 23, 1998 to March 8, 2000 on the OTC Bulletin Board, and since March 9, 2000 on the "Pink Sheets" under the symbol "PRXX". The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

                                                                                  BID PRICES
1999 FISCAL YEAR                                                       HIGH                         LOW
----------------                                                       ----                         ---
Quarter ending 08/31/98                                               $3.25                        $0.75
Quarter ending 11/30/98                                               $0.88                        $0.06
Quarter ending 02/28/99                                               $0.54                        $0.06
Quarter ending 05/31/99                                               $1.70                        $0.19

2000 FISCAL YEAR
----------------
Quarter ending 08/31/99                                               $1.84                        $0.39
Quarter ending 11/30/99                                               $1.10                        $0.38
Quarter ending 02/29/00                                               $1.00                        $0.30
Quarter ending 05/31/00                                               $1.25                        $0.32

     On September 12, 2000, the closing bid price for the common stock was $0.26. The number of record holders of the common stock as of December 10, 1999, was 306 according to the Company's transfer agent. Holders of shares of common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available therefor.


ITEM 2.  LEGAL PROCEEDINGS.

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold shares of its Common Stock, which were not registered under the Securities Act of 1933, as amended, as follows:

     1. In July 1998, the Company acquired Praxis-Nevada by issuing 5,000,000 shares of common stock to the 13 shareholders of Praxis-Nevada in reliance upon the exemption from registration contained in Rule 504 of Regulation D. No underwriters were used and no underwriting commissions were paid.

     2. In July 1998, the Company issued 305,403 shares of Common Stock to 3 persons for services valued at $30,540.30 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

     3. In July 1998, the Company issued 215,450 shares of Common Stock to 142 persons for cash of $107,725 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

     4. In August 1998, the Company sold a convertible debenture to Sholem Liebenthal in the principal amount of $100,000 due August 26, 1999 in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. From September 1998 to February 1999, Mr. Liebenthal converted $50,000 into 617,989 shares of Common Stock. The remaining principal of $50,000 was redeemed for cash. The Company relied upon Rule 504 for the issuance of the shares. No underwriters were used and no underwriting commissions were paid.

     5. In September 1998, the Company issued 516,832 shares of Common Stock to 6 persons for services valued at $129,208 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

     6. In December 1998, the Company sold 600,000 shares of Common Stock to Grant Douglas Publishing, Inc. for $30,000 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. Through an oversight the shares were not issued until June 1999.

     7. In February 1999, the Company issued 2,583,000 shares of Common Stock. 800,000 of the shares had been sold in November 1998 for $40,000 cash to Jewett Finance Corp. and Alexander Cox & Co. and the remaining 1,783,000 shares were issued for services valued at $108,000 to 5 persons in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. The services were rendered in October 1998 and November 1998. No underwriters were used and no underwriting commissions were paid.

     8. In February 1999, the Company issued 300,000 shares of Common Stock to Anutech as consideration for the Company's license in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. Anutech was deemed to be sophisticated with respect to this transaction by virtue of its financial condition and relationship to members of management of the Company.

     9. In February 1999, the Company sold 250,000 shares of Common Stock for cash of $50,000 to Jewett Finance Corp. in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

     10. In March 1999, the Company sold 833,333 shares of Common Stock for cash of $100,000 to Annette Gross-Blotekamp and Jewett Finance Corp. in reliance upon the exemption from registration contained in Rule 504 of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

     11. In September 1999, the Company sold 500,000 shares of Common Stock for cash of $150,000 to Jeffrey Stone in reliance upon the exemption from registration contained in Rule 504 of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

     12. From February 2000 to April 2000, the Company sold 362,500 units for cash of $145,000 to Lorne Campbell, Cheng Tai International, Craig Hiddleston, Vita A. Latrofa, William Latta, Paul Radford, Ian Savage, George Tsafalas, Cameron Watta, and Penelope Wedd in reliance upon Regulation S. Each unit consists of one share of Common Stock and one share purchase warrant exercisable for one year at $0.50 per share.
          One sale was made to Roy Meadows for 250,000 units for cash of $100,000 in reliance upon the exemption from registration contained in
          Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. The shares had not been issued as of September 14, 2000.

     With respect to the Company's claim of exemption pursuant to Rule 504, at the time of the transactions, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, was not an investment company, and was not a development stage company that had no specific business plan. The aggregate consideration received for all the shares sold pursuant to this exemption was less than $1,000,000.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 16-10a-901 ET SEQ. of the Utah Business Corporation Act and Article VIII of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


                                    PART F/S

See pages beginning with page F-1.

                                    PART III

    REGULATION                                                                                        SEQUENTIAL
    S-B NUMBER                                                                                       PAGE NUMBER
                                                       EXHIBIT
       2.1          Stock Exchange Agreement with Micronetics, Inc. (1)<F1>                              N/A

       3.1          Articles of Incorporation, as amended and restated (1)<F1>                           N/A

       3.2          Bylaws (1)<F1>                                                                       N/A

       10.1         Research, Development and Licence Agreement dated May 11, 1999 between               N/A
                    Praxis Pharmaceuticals, Inc. and Fairchild International Inc. (1)<F1>(2)<F2>

       10.2         Exclusive Licence Agreement dated October 14, 1999 between Anutech Pty               N/A
                    Ltd. and Praxis Pharmaceuticals Australia Pty Ltd. (1)<F1>

       10.3         Licence  Agreement dated October 14, 1999 between Anutech Pty Ltd.                   N/A
                    and Praxis Pharmaceuticals Inc. (1)<F1>

       10.4         Shareholders   Agreement  dated  as  of  October  15,  1999,  between  Praxis        N/A
                    Pharmaceuticals  Australia Pty Ltd., Praxis  Pharmaceuticals  Inc., Perpetual
                    Trustees Nominees Limited, and Rothschild Bioscience Managers Limited (1)<F1>

       10.5         1999 Stock Option Plan (1)<F1>                                                       N/A

        21          Subsidiaries of the registrant (1)<F1>                                               N/A

        27          Financial Data Schedule(3)<F3>                                                       N/A

------------------

(1)<F1>  Filed previously

(2)<F2> Although a "Schedule B" was referenced in this document, it was never made a part of the document and therefore has not been filed.

(3)<F3> Incorporated by reference to the exhibits filed with the registrant's annual report on Form 10-KSB for the fiscal year ended May 31, 2000
`        (File No. 0-28627).

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PRAXIS PHARMACEUTICALS, INC.



Date: October 13, 2000                 By: /S/ BRETT CHARLTON
                                          -------------------------------------
                                          Dr. Brett Charlton, President

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 2000


                           (EXPRESSED IN U.S. DOLLARS)

                           STEELE & CO.*
                   CHARTERED ACCOUNTANTS
*Representing incorporated professionals
                               SUITE 808   TELEPHONE:   (604) 687-8808
                808 WEST HASTINGS STREET   TELEFAX:     (604) 687-2702
         VANCOUVER, B.C., CANADA V6C 1C8   EMAIL:       email@steele-co.bc.ca


                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Praxis Pharmaceuticals Inc.



We have audited the accompanying consolidated balance sheets of Praxis Pharmaceuticals Inc. (a development stage company) as of May 31, 2000 and 1999 and the related consolidated statements of operations and deficit, changes in stockholders' equity and cash flows for the periods ended May 31, 2000, 1999 and 1998 and cumulative to May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Praxis Pharmaceuticals Inc. as of May 31, 2000 and 1999 and the results of its operations and its cash flows for each of the periods in the three year period ended May 31, 2000 and cumulative to May 31, 2000, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and there is no revenue stream from operations. As a result, there is uncertainty about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Vancouver, Canada
August 16, 2000 (with amendments                           "STEELE & CO."
 to October 4, 2000 - Note 8)                              CHARTERED ACCOUNTANTS

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                              MAY 31, 2000 AND 1999
                           (EXPRESSED IN U.S. DOLLARS)



                                                                                  2000         1999
                                                                                  ----         ----
ASSETS
  CURRENT
    CASH (NOTE 7)                                                              $ 197,124    $ 103,513
    OTHER RECEIVABLE                                                              48,748          -
                                                                               ----------   ----------
                                                                                 245,872      103,513
  INVESTMENTS (NOTE 3)                                                                 2          -
                                                                               ----------   ----------
                                                                               $ 245,874    $ 103,513
                                                                               ==========   ==========
LIABILITIES
  CURRENT
    ACCOUNTS PAYABLE                                                           $  50,518    $   6,828
    OWING TO RELATED PARTIES (NOTE 4)                                             71,426      113,082
                                                                               ----------   ----------
                                                                                 121,944      119,910
                                                                               ----------   ----------
STOCKHOLDERS' EQUITY (DEFICIENCY)
  SHARE CAPITAL
    AUTHORIZED
      50,000,000 COMMON SHARES WITH A PAR VALUE
        OF $.001 PER SHARE
      10,000,000PREFERRED SHARES WITH A PAR VALUE
        OF $.001 PER SHARE
    ISSUED AND PAID IN CAPITAL (NOTE 5)
      11,822,209 COMMON SHARES
        (1999 - 10,722,209 COMMON SHARES)                                        862,140      682,140
  SHARE SUBSCRIPTIONS (NOTE 5)                                                   220,500       30,000
  DEFICIT ACCUMULATED DURING
    THE DEVELOPMENT STAGE (NOTE 8)                                              (958,710)    (728,537)
                                                                               ----------   ----------
TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)                                          123,930      (16,397)
                                                                               ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $ 245,874    $ 103,513
                                                                               ==========   ==========

APPROVED BY THE DIRECTORS

        "David Stadnyk"
-----------------------------------------



        "Brett Charlton"
-----------------------------------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                    FOR THE YEARS ENDED MAY 31, 2000 AND 1999
    AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION) TO MAY 31, 1998
                           (EXPRESSED IN U.S. DOLLARS)

                                       CUMULATIVE                                     PERIOD
                                           TO                 YEARS ENDED              ENDED
                                         MAY 31,                MAY 31,               MAY 31,
                                          2000           2000           1999           1998
                                       ----------     ----------     ----------     ----------
PROJECT EXPENSES
  RESEARCH AGREEMENT AMENDMENT         $  45,000      $     -        $  45,000      $     -
  RESEARCH ADVANCES                      229,076         86,604         92,456         50,016
  PATENT COSTS                             2,820            -              -            2,820
  RECOVERED COSTS
    CASH                                (135,594)      (135,594)           -              -
    INVESTMENT
     CONSIDERATION                       (26,000)       (26,000)           -              -
  RELATED PARTY
   CONSULTING FEES                        65,538         65,538            -              -
                                       ----------     ----------     ----------     ----------
                                         180,840         (9,452)       137,456         52,836

ADMINISTRATION EXPENSES
  BANK CHARGES AND EXCHANGE                3,355            905          2,450            -
  CONSULTING                             257,858         16,500        241,358            -
  FINDERS FEES                             7,500            -            7,500            -
  INTEREST ON CONVERTIBLE
   DEBENTURES                             16,667            -           16,667            -
  OFFICE AND SECRETARIAL                  26,040         11,343         11,005          3,692
  PROFESSIONAL FEES                       87,428         54,942         24,337          8,149
  PROMOTION AND TRAVEL                   178,210         98,616         79,594            -
  RELATED PARTY
   ADMINISTRATION
   CHARGES                                48,814         30,321         14,874          3,619
                                       ----------     ----------     ----------     ----------
                                         625,872        212,627        397,785         15,460
                                       ----------     ----------     ----------     ----------
LOSS FROM OPERATIONS                     806,712        203,175        535,241         68,296
EQUITY SHARE IN LOSS OF
  INVESTEES (NOTE 2)                      26,998         26,998            -              -
                                       ----------     ----------     ----------     ----------

NET LOSS FOR THE PERIOD
  (NOTES 6 AND 8)                        833,710        230,173        535,241         68,296
DEFICIT BEGINNING OF THE
  PERIOD                                     -          728,537        193,296            -
REORGANIZATION COSTS                     125,000            -              -          125,000
                                       ----------     ----------     ----------     ----------
DEFICIT END OF THE PERIOD              $ 958,710      $ 958,710      $ 728,537      $ 193,296
                                       ==========     ==========     ==========     ==========

BASIC LOSS PER SHARE                                  $     .02      $     .07      $     -
                                                      ==========     ==========     ==========
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
  OUTSTANDING                                         11,555,542     7,158,594
                                                      ==========     =========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    FOR THE YEARS ENDED MAY 31, 2000 AND 1999
    AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION) TO MAY 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)


                                                                                                              TOTAL
                                         COMMON SHARES         CAPITAL IN        SHARE                        STOCK-
                                         -------------         EXCESS OF       SUBSCRIP-                      HOLDERS'
                                      SHARES        AMOUNT     PAR VALUE         TIONS        DEFICIT         EQUITY
                                    ----------     -------     ----------     ----------     ----------     ----------
Share subscriptions                        -       $   -       $     -        $  74,000      $     -        $  74,000
Net loss for the period                    -           -             -              -          (68,296)       (68,296)
Re-organization costs                      -           -             -              -         (125,000)      (125,000)
                                    ----------     -------     ----------     ----------     ----------     ----------
Stockholders' equity
(deficiency) at May 31, 1998               -           -             -           74,000       (193,296)      (119,296)
Common shares
  Issued for cash
    @ $.001 per share                5,000,000       5,000           -           (5,000)           -              -
    @ $.05 per share                   800,000         800        39,200            -              -           40,000
    @ $.12 per share                   833,333         833        99,167            -              -          100,000
    @ $.20 per share                   250,000         250        49,750            -              -           50,000
    @ $.50 per share                   215,450         215       107,510        (69,000)           -           38,725
  Issued for services
    @ $.05 per share                 1,400,000       1,400        68,600            -              -           70,000
    @ $.10 per share                   383,000         383        37,617            -              -           38,000
    @ $.25 per share                   516,832         517       128,691            -              -          129,208
  Issued for conversion of
   debentures
    @ $.03 per share                   325,926         326        10,674            -              -           11,000
    @ $.11 per share                   124,444         124        13,876            -              -           14,000
    @ $.14 per share                   106,667         107        14,893            -              -           15,000
    @ $.16 per share                    60,952          61         9,939            -              -           10,000
  Additional paid in
   capital                                 -           -          16,667            -              -           16,667
  Issued for reorganization
   costs @ $.10 per share              305,403         305        30,235            -              -           30,540
  Issued for research
   agreement amendment                 300,000         300        44,700            -              -            45,000
  Acquired on reorganization
   acquisition                         100,202         100          (100)           -              -              -
Share subscriptions                        -           -             -           30,000            -           30,000
Net loss for the year                      -           -             -              -         (535,241)      (535,241)
                                    ----------     -------     ----------     ----------     ----------     ----------
Stockholders' equity
(deficiency) at May 31, 1999        10,722,209     $10,721     $ 671,419      $  30,000      $(728,537)     $ (16,397)
                                    ==========     =======     ==========     ==========     ==========     ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)

                    FOR THE YEARS ENDED MAY 31, 2000 AND 1999
    AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION) TO MAY 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)

                                                                                                              TOTAL
                                         COMMON SHARES         CAPITAL IN        SHARE                        STOCK-
                                         -------------         EXCESS OF       SUBSCRIP-                      HOLDERS'
                                      SHARES        AMOUNT     PAR VALUE         TIONS        DEFICIT         EQUITY
                                    ----------     -------     ----------     ----------     ----------     ----------
Stockholders' equity
(deficiency) at May 31, 1999        10,722,209     $10,721     $ 671,419      $  30,000      $(728,537)     $ (16,397)
Common shares
 Issued for cash
   @ $.05 per share                    600,000         600        29,400        (30,000)           -              -
   @ $.20 per share                    250,000         250        49,750            -              -           50,000
   @ $.40 per share                    250,000         250        99,750            -              -          100,000
Share subscriptions                        -           -             -          220,500            -          220,500
Net loss for the year                      -           -             -              -         (230,173)      (230,173)
                                    ----------     -------     ----------     ----------     ----------     ----------
Stockholders' equity
(deficiency) at May 31, 2000        11,822,209     $11,821     $ 850,319      $ 220,500      $(958,710)     $ 123,930
                                    ==========     =======     ==========     ==========     ==========     ==========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEARS ENDED MAY 31, 2000 AND 1999
    AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION) TO MAY 31, 1998
                           (EXPRESSED IN U.S. DOLLARS)



                                       CUMULATIVE                                     PERIOD
                                           TO                 YEARS ENDED              ENDED
                                         MAY 31,                MAY 31,               MAY 31,
                                          2000           2000           1999           1998
                                       ----------     ----------     ----------     ----------
CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES
    NET LOSS FOR THE
      PERIOD                           $(833,710)     $(230,173)     $(535,241)     $ (68,296)
    NON-CASH ITEMS
      INVESTMENT
        CONSIDERATION FOR
        RECOVERED COSTS                  (26,000)       (26,000)           -              -
      ISSUE OF SHARES FOR
        SERVICES                         237,208            -          237,208            -
        RESEARCH AGREEMENT                45,000            -           45,000            -
      INTEREST ON
        CONVERTIBLE
        DEBENTURES                        16,667            -           16,667            -
      EQUITY SHARE IN LOSS OF
      INVESTEES                           26,998         26,998            -              -
    CHANGE IN NON-CASH
     OPERATING ITEM
      OTHER RECEIVABLE                   (48,748)       (48,748)           -              -
      ACCOUNTS PAYABLE                    50,518         43,690          6,828            -
                                       ----------     ----------     ----------     ----------
                                        (532,067)      (234,233)      (229,538)       (68,296)
                                       ----------     ----------     ----------     ----------
  INVESTING ACTIVITIES
    INVESTMENT IN EQUITY
     AFFILIATE                            (1,000)        (1,000)           -              -
                                       ----------     ----------     ----------     ----------

  FINANCING ACTIVITIES
    OWING TO RELATED PARTIES              71,426        (41,656)        70,531         42,551
    SHARE CAPITAL ISSUED
      FOR CASH                           482,725        180,000        302,725            -
      FOR CONVERSION OF
        DEBENTURES                        50,000            -           50,000            -
    SHARE SUBSCRIPTIONS                  220,500        190,500        (44,000)        74,000
    REORGANIZATION COSTS                 (94,460)           -          (69,460)       (25,000)
                                       ----------     ----------     ----------     ----------
                                         730,191        328,844        309,796         91,551
                                       ----------     ----------     ----------     ----------
CHANGE IN CASH FOR
 THE PERIOD                              197,124         93,611         80,258         23,255
CASH BEGINNING OF
 THE PERIOD                                  -          103,513         23,255            -
                                       ----------     ----------     ----------     ----------
CASH END OF THE PERIOD                 $ 197,124      $ 197,124      $ 103,513      $  23,255
                                       ==========     ==========     ==========     ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 2000
                           (EXPRESSED IN U.S. DOLLARS)



1.   ACCOUNTING POLICIES

     a.   Investments and Basis of Presentation

          i. These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Praxis Pharmaceuticals International Pty. Ltd., a private company registered in Australia and Praxis Pharmaceuticals Inc. (a Nevada corporation).

          ii. The Company accounts for its investment in Praxis Pharmaceuticals Australia Pty. Limited, a private company, and Fairchild International Corporation, a listed company, using the equity method of accounting. Effective June 1, 1999, the Company discontinued consolidation of these investee companies. The investee companies are currently in the development stage and the equity in these companies is represented by unexpended funds committed for research and development. The net assets of the investees are unlikely to accrue to the Company during the development stage. Accordingly, management is of the opinion that additional recognition is not required or meaningful in the accounts for the Company's equity share of earnings, losses or change in share capital until the investees advance past the development stage.

     b.   Pharmaceutical Research and Development

          The Company is engaged in the research and development of pharmaceutical products and expenses all costs incurred as period costs. The underlying value of the pharmaceutical products is entirely dependent upon the development of marketable products, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.

     c.   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

     d.   Foreign Currency

          Transactions in foreign currencies are translated at rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at a rate of exchange prevailing at year end. Exchange gains and losses from foreign currency translation adjustments are included in current costs.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 2000
                           (EXPRESSED IN U.S. DOLLARS)



1.   ACCOUNTING POLICIES (CONTINUED)

     e.   Income Taxes

          The Company has incurred operating losses which are available for tax credit carry forward. No certainty exists whether it is more likely than not that some portion of these amounts will be realized by a reduction of future taxes payable and no deferred tax asset has been recognized.

     f.   Year 2000 Issue

          It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

2.   GOING CONCERN CONSIDERATIONS

     As at May 31, 2000, the Company had not reached a level of operations which would finance day to day activities. These financial statements have been prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations. The Company suffered losses from operations of $203,175, $535,241 and $68,296 for the periods ended May 31, 2000, 1999 and 1998.

3.    INVESTMENTS AND RESEARCH AND DEVELOPMENT

     a.   Praxis  Pharmaceuticals  Australia  Pty.  Limited  - $1

          The Company's investment in 1,400,000 ordinary shares has been adjusted to reflect losses sustained by the investee and represents a potentially diluted interest of 73.7%, assuming the conversion of all issued preferred shares.

          The Company's ownership interest is subject to a shareholders' agreement dated October 15, 1999. The agreement prescribes the terms whereby research funding by the preferred shareholder and employee equity participation will reduce the Company's ownership interest to 35%. Subsequent to May 31, 2000, the preferred shareholder notified the Company of its intention to subscribe for an additional 1,500,000 preferred shares, diluting the Company's interest to 41.2%. The Company expenses its share of research and development funding when advanced.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 2000
                           (EXPRESSED IN U.S. DOLLARS)



3.   INVESTMENTS AND RESEARCH AND DEVELOPMENT (CONTINUED)

     b.   Fairchild International Corp. - $1

          The Company's investment in 2,600,000 common shares has been adjusted to reflect losses sustained by the investee and represents an interest of 23.7%. The Company has licensed certain rights to Fairchild International Corp., a listed company with common shareholders and, as consideration, received 2,600,000 common shares and a commitment for the reimbursement of research and development funding at prescribed intervals aggregating $250,000 ($135,594 received) by October 1, 2000. Reimbursements are recorded as a reduction of costs when received.

          Funding of $26,000 due at the year end and $50,000 due July 1, 2000 has not been received. Management is unable to determine the timing of payment and the balance has not been recorded as receivable. No notice of default under the agreement has been given.

4.   OWING TO RELATED PARTIES

     The Company shares office facilities and has common management and directorships with a number of public and private corporate related parties. The Company is charged for office rentals and administrative services on a proportional cost basis. Management believes that the methods of cost allocations and resultant costs are reasonable. Accounts with companies with common management and directorships, management and directors are unsecured with no fixed terms of interest or repayment.

                                                                                            PERIOD
                                           CUMULATIVE              YEARS ENDED               ENDED
                                           TO MAY 31,                MAY 31,                MAY 31,
                                             2000             2000           1999            1998
                                           ---------       ---------       ---------       ---------
Administration and
 office charges                            $ 48,814        $ 30,321        $ 14,874        $  3,619
Payments on behalf of
  Reorganization costs                       57,500             -            57,500             -
  Professional fees                           3,148             -               -             3,148
  Research and development advances          34,234             -               -            34,234
  Cash advances (repayments)                (72,270)        (71,977)         (1,843)          1,550
                                           ---------       ---------       ---------       ---------
                                           $ 71,426        $(41,656)       $ 70,531        $ 42,551
                                           =========       =========       =========       =========

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 2000
                           (EXPRESSED IN U.S. DOLLARS)



5.   SHARE CAPITAL

     a.   Authorized

               50,000,000      Common shares with a par value of $.001 per share
               10,000,000   Preferred shares with a par value of $.001 per share

     b.   Common Shares Issued                                                  SHARES           CONSIDERATION
                                                                                ------           -------------
               Shares of Praxis Pharmaceuticals Inc. (a Nevada
               corporation) issued for cash and exchanged for shares of
               Micronetics, Inc.                                                 5,000,000          $  5,000
               Outstanding shares of  Micronetics, Inc. at date of
               acquisition with a nominal value                                    100,202               -
               For reorganization costs                                            305,403            30,540
                                                                                ----------          --------
               Balance at completion of business re-organization                 5,405,605            35,540
               For cash                                                          1,298,783           297,725
               For services                                                      3,099,832           237,208
               For debenture conversion                                            617,989            50,000
               Additional paid in capital                                              -              16,667
               For research agreement amendment                                    300,000            45,000
                                                                                ----------          --------
               Balance at May 31, 1999                                          10,722,209           682,140
               For cash                                                          1,100,000           180,000
                                                                                ----------          --------
               Balance at May 31, 2000                                          11,822,209          $862,140
                                                                                ==========          ========

     c.   Share Issue Commitments

               The Company has granted stock options to its directors to acquire 1,698,330 shares at $.41 per share, exercisable to December 9, 2004. The options have fully vested and, at the issue date, the exercise price exceeded the quoted market value of the shares. Accordingly, no stock option compensation has been recognized in relation to these stock options in the financial statements.

        d.     Share Subscriptions

               As at May 31, 2000, subscriptions of $220,500 (net of commissions payable of $24,500) were received to acquire 612,500 units at $.40 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable for one year to purchase one common share at $.50 per share. The warrants commence to expire March 14, 2001.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 2000
                           (EXPRESSED IN U.S. DOLLARS)



6.   INCOME TAXES

     The Company has incurred operating losses which are available to reduce future years' taxable income. As at May 31, 2000, tax losses of approximately $778,000 were incurred. No future benefits have been recognized in the accounts.

7.   SEGMENTED INFORMATION

     a.   Cash

          The Company maintains its cash balance in U.S. and other currencies. At the year end, the U.S. dollar equivalents were as follows.

                                                          2000           1999
                                                          ----           ----
               U.S. dollars                             $ 97,117       $ 13,339
               Australian dollars                         99,995         90,174
               Canadian dollars                               12            -
                                                        --------       --------
                                                        $197,124       $103,513
                                                        ========       ========

     b.   Geographic Segments

          The Company's activities are all in the one industry segment of the research and development of pharmaceutical products. The research and development is carried out in Australia.

8.   AMENDMENTS

     These financial statements have been amended for inclusion in filings with the Securities and Exchange Commission. Amendments to the financial statements include:

     a.   Year Ended May 31, 2000

          Reduction of $26,998 in the carrying value of investments in Fairchild International Corporation and Praxis Pharmaceuticals Australia Pty. Limited to reflect the equity share of losses sustained by the investees. (Note 3)

     b.   Year Ended May 31, 1999

          Increase in interest costs of $16,667 for the intrinsic value of the embedded conversion benefit in convertible debentures.

          Increase in consulting fees of $28,000 to reflect the market value of the shares issued for services.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 2000
                           (EXPRESSED IN U.S. DOLLARS)



8.   AMENDMENTS (CONTINUED)

     b.   Year Ended May 31, 1999 (Continued)

          The impact of these amendments on the May 31, 2000 and 1999 financial statements is as follows:

                                             CONSOLIDATED BALANCE SHEETS

                                 AS REPORTED                          RESTATED       AS REPORTED                       RE-STATED
                                 MAY 31, 2000       ADJUSTMENT      MAY 31, 2000    MAY 31, 1999      ADJUSTMENT     MAY 31, 1999
                                 ------------       ----------      ------------    ------------      ----------     ------------
Investments                      $  27,000         $ (26,998)         $       2      $     -           $    -          $     -
                                 ==========        ==========         ==========     ==========        =========       ==========
Total assets                     $ 272,872         $ (26,998)         $ 245,874      $ 103,513         $    -          $ 103,513
                                 ==========        ==========         ==========     ==========        =========       ==========
Issued and paid in capital       $ 817,473         $  44,667          $ 862,140      $ 637,473         $ 44,667        $ 682,140
                                 ==========        ==========         ==========     ==========        =========       ==========
Deficit accumulated
 during development stage        $(887,045)        $ (71,665)         $(958,710)     $(683,870)        $(44,667)       $(728,537)
                                 ==========        ==========         ==========     ==========        =========       ==========
Total stockholders' equity
 (deficiency)                    $ 150,928         $ (26,998)         $ 123,930      $ (16,937)        $    -          $ (16,937)
                                 ==========        ==========         ==========     ==========        =========       ==========
Total liabilities and
 stockholders' equity            $ 272,872         $ (26,998)         $ 245,874      $ 103,513         $    -          $ 103,513
                                 ==========        ==========         ==========     ==========        =========       ==========




                               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT


                                                              CUMULATIVE TO                  YEARS ENDED
                                                              MAY 31, 2000        MAY 31, 2000        MAY 31, 1999
                                                              ------------        ------------        ------------
     Loss from operations as previously reported                $762,045            $203,175            $490,574
     Interest on conversion benefits                              16,667                 -                16,667
     Consulting fees for shares                                   28,000                 -                28,000
                                                                --------            --------            --------
     Loss from operations as restated                            806,712             203,175             535,241
     Equity share in loss of investees                            26,998              26,998                 -
                                                                --------            --------            --------
     Net loss for the period as restated                         833,710             230,173             535,241
     Deficit beginning of the period, as restated                    -               728,537             193,296
     Reorganization costs                                        125,000                 -                   -
                                                                --------            --------            --------
     Deficit end of the period, as restated                     $958,710            $958,710            $728,537
                                                                ========            ========            ========
